Isaiah 02.13.24 Notes highlighted in light yellow

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The battle for truth continues.

The survivors of Soviet Communism have a warning for us: The seeds of totalitarianism are sprouting in our society today. *Live Not By Lies*, based on the bestselling book of the same name, is a docuseries giving voice to the living survivors of the USSR and their concerns about our future. ~~It will be a cinematic, moving, and educational series that encourages hope and inspiration amidst our contemporary struggles. This episodic documentary will follow *Live Not By Lies* author Rod Dreher to Europe and beyond, where he'll walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world has ever known. We will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.~~

Kommentar [1]: will be

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TRUTH
LIVE NOT BY LIES!
"THE LINE SEPARATING GOOD AND EVIL PASSES NOT THROUGH STATES, NOR BETWEEN CLASSES, NOR BETWEEN POLITICAL PARTIES EITHER-BUT RIGHT THROUGH EVERY HUMAN HEART..."
- ALEXANDER SOLZHENITSYN
ANGEL

About the Filmmaker:



Director

Isaiah is an accomplished producer, writer, and director with films that have played major festivals such as Sundance (Dayveon in 2017 and Never Goin Back in 2018), SXSW (Hunter

Gatherer in 2016), Tribeca and Berlin, Isaiah has ~~and~~ sold to distributors like Netflix, Amazon, and A24. In 2021, Isaiah sold Rollers, his first feature as a director, to Level 33 Entertainment. He is currently finishing post production on a feature documentary about his experiences growing up as a missionary kid in a struggling neighborhood of west Baltimore called Sandtown.



Hunter Gatherer
NEVER GOIN' BACK
ROLLERS
RIGHT MAKES MIGHT
THE LINCOLN-DOUGLAS DEBATES
ADAM CAROLLA
DENNIS PRAGER
NO SAFE SPACES

The Babylon Bee PragerU

NATIONAL REVIEW

Mission:
Many times when people hear the alarm, they dismiss it: "The Soviet dystopian nightmare will never happen here," they say. But this is because they imagine 1984 by George Orwell: gulags, secret police and firing squads. What they fail to recognize is that soft-totalitarianism, the brand put forth in the classic novel Brave New World, is already prevalent today. It takes the form of smaller lies that we are forced to agree with in order to get along in mainstream society. It has even seeped into our churches and begun to erode our faith.

We believe this documentary is critically important for our times. As we listen to the stories of those who have experienced totalitarianism firsthand, we will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.

With production underway, the filmmaking team is eager to keep our momentum and continue European production and deepen the level of access and storytelling to bring this important series to life.

Kommentar [2]: How significant is progress?

Production Update:
With the resounding support of more than 1800 investors we have already raised nearly $900,000, assembled an incredible team, and commenced the first leg of production in Eastern Europe where we interviewed some of the most heroic people we've ever met.

We talked to many inspiring people during our travels and the trip was one of the most meaningful of our lives. We are so grateful for the financial support of more than our investors and the spiritual support of the people who prayed for us during our time abroad. But the work is not finished. The race is not yet won. The story is not yet told and we need your help to go back!

Kommentar [3]: unclear

We need to travel to Romania, to learn about Ceaușescu's child gulags. We need to travel to Hungary. We need to go to Poland. We need to be in the same room and walk the same streets with more of the people who risked everything for their faith and freedom against the tyranny of communism. Additionally, there are stories we need to capture here in the United States. Ex-Pats who moved here to flee Communism. Journalists and thought leaders who are working to stem the tide of totalitarianism here in the West. The war for Truth has battlegrounds all over the planet today.

Please join us in this important battle. Express your interest in the project. Tell your friends. The time to fight is now.


TRUTH
LIVE NOT BY LIES!
A CINEMATIC, MOVING, AND EDUCATIONAL SERIES THAT ENCOURAGES HOPE AND INSPIRATION AMIDST OUR CONTEMPORARY STRUGGLES.
ANGEL

Team:



Rod Dreher
Author | Executive Producer
Rod Dreher is the bestselling author of five books, including Live Not By Lies and The Benedict Option, both of which have been translated into over ten languages. He has written and edited for the New York Post, The Dallas Morning News, and The American Conservative, among others. He is currently contributing to his popular daily substack “Rod Dreher’s Diary,” and writing about politics, culture, and foreign affairs for The European Conservative. Dreher is also a visiting fellow at The Danube Institute, a think tank in Budapest, where he lives.



RJ Moeller
Producer
With a background in journalism, academic research, and developing sought-after IP based on historical narratives, RJ is an entrepreneurial producer with an eye for great material and a track record bringing important stories to life. RJ produced the documentary No Safe Spaces, which was one of 2019’s highest grossing docs of the year and has previously produced live events which have sold over 750,000 tickets. He has also managed Social Media & PR for A-list talent and well-known cultural personalities including Dennis Prager. He previously set up the Dodge Brothers scripted series with Alcon Entertainment attached to finance and produce, about the birth of the auto industry in Detroit. He also recently sold a sitcom to ABC about SEC Football personality Paul Finebaum. He produced the Babylon Bee’s first-ever live comedy event in Dallas in 2023, produced the digital series on free market economics “No Free Lunch” for National Review and recently wrapped production on a feature documentary for Blaze Media.

PHOTO GALLERY

It was in Prague that we talked to Kamila Bendova, a remarkable woman who, along with her late husband, refused to bend a knee to the godless Soviet regime and paid a dear price for their courage. It was by building and relying upon a tight-knit community of other courageous people She was able to survive - and even thrive while raising four children - during the years her husband spent in a Soviet prison.





The resistance movement that eventually toppled the Soviet leadership in Czechoslovakia sprung forth from the community the Bendas and other dissidents built - in this very apartment where Kamila still lives today. The future president, Vaclav Havel, and many other top government officials, met in this same apartment while they plotted their resistance and made plans to rebuild a new and better government.





After a powerful experience in Prague, we then traveled to Bratislava, Slovakia, where we talked to even more unsung heroes of the anti-Communist resistance. We interviewed Jan Simulcik, w~~W~~ho took us to an underground bunker where he and other dissidents worked covertly to print and distribute contraband materials like bibles and prayer books.





We talked to Eugen Valovic, who was an important leader of the underground church and an organizer of the famous candle demonstration. And Grabriela Krcmery, who's brother Sylvester was imprisoned for 15 years in the 1950's, but refused to give himself over to resentment and anger and instead devoted his life to the building of the underground church.





We visited the river where Slovak citizens tragically lost their lives attempting to cross the Iron Curtain for the freedom of the West.






JUSTIČNÝ PALÁC














ČSSR







Videos:
https://www.youtube.com/watch?v=OaPO9C3YEsw&t=13s **(TORCH)**

The Angel Model:
Nova Roma, Inc. (Live Not By Lies) plans to bring this series to life in a way that traditional Hollywood has never done before, utilizing the innovative model of Angel Studios. Angel Studios is a film and television studio platform that helps filmmakers come together with viewers to create high-quality TV and film without the Hollywood guesswork. How do they do that? Producers like us use the Angel Studios' platform to pitch TV content to you, and then you—the audience—chooses which projects qualify to be potentially distributed by Angel Studios.

At Angel Studios, the approach to entertainment isn't just about crafting captivating stories; it's about something more profound—amplifying light. They define entertainment that amplifies light

as entertainment that is true, honest, noble, just, authentic, lovely, admirable, and excellent. Through Angel Studios' platform, thousands of fans choose which titles will be created, funded, and distributed. Angel Studios allows creators and audiences to form passionate communities around their creative projects, making the story behind the story as important as the final project itself.

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